Exhibit 99.45

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

Introduction

This management’s discussion and analysis (“MD&A”) of Solaris Resources Inc. (the “Company”, “Solaris”, “we”, “us”, or “our”) covers the three and nine months ended September 30, 2023, with comparative information for the three and nine months ended September 30, 2022. This MD&A is dated November 14, 2023, and takes into account information available up to and including that date. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2023, and the annual consolidated financial statements for the year ended December 31, 2022, which are available on the Company’s website at www.solarisresources.com and on the SEDAR+ website at www.sedarplus.ca. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on the SEDAR+ website at www.sedarplus.ca.

The Company has prepared the condensed consolidated interim financial statements in accordance with International Financial Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2022.

All dollar amounts reported herein are expressed in thousands of US dollars unless indicated otherwise.

Solaris was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares are listed on the Toronto Stock Exchange and trade under the symbol “SLS” as well as on the OTCQB Venture Market under the symbol “SLSSF”.

Cautionary Note Regarding Forward-Looking Information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to statements with respect to future plans and objectives of Solaris; Solaris’ exploration plans, including plans for follow-up drilling and other work; that exploration activities continue to target growth of the MRE, specifically the open extensions of near surface, high-grade mineralization at Warintza Central and a major expansion of the drill coverage of Warintza East; that follow-up holes are also planned to expand drill coverage of the pre-resource Warintza West deposit; that a subsequent geochemical sampling has provided vectors toward potential higher-grade mineralization to the north for step-out drilling; that the Company plans to continue to advance its regional exploration program which has recently identified a number of new porphyry, skarn and high sulphidation targets for further exploration in support of drilling; that the Company continues to reorient its drilling fleet to pursue a resource growth strategy via step-out and extensional drilling in 2023; that significant step-out drilling to the southeast is planned; that there is intriguing potential for the discovery of additional skarn mineralization and/or its intrusive source within the Patrimonio anomaly; that detailed mapping and sampling are underway to further develop the model of the mineral system and particularly to establish vectors for skarn and alteration zonation and prioritize drill locations under construction; that Mr. Javier Toro as Chief Operating Officer will lead the advancement of the Warintza Project; that Mr. Toro will start with the Company on January 1, 2024; that the Company will complete an $80 million offtake financing package to fund the Warintza Project through studies and permitting; the Company agreeing to definitive documentation for the financing; that the financing will be completed; that further funds may be required to fund future obligations and exploration plans; potential mineralization; exploration results; the availability of financial resources; capital, operating and cash flow estimates; and intentions for its Warintza Project in Ecuador. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties, including assumptions made about the Company satisfying all closing conditions for the proposed $80 million financing; the Company agreeing to definitive documentation for the financing; that the financing will be completed; the Company’s ability to advance exploration and development efforts at its projects; the results of such exploration and development efforts; copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; and other assumptions used as a basis for preparation of the Company’s current technical reports. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements and forward-looking statements are not guarantees of future results, performance or achievement. These risks, uncertainties and factors include that there are a number of conditions to closing the proposed $80 million financing; there can be no assurance that the parties will agree on definitive documentation or that the financing will be completed the ability to raise funding to continue exploration, development and mining activities; share price fluctuation; global economic conditions; limited supplies, supply chain disruptions, and inflation; the Russia-Ukraine conflict; negative operating cash flow; uncertainty of future revenues or of a return on investment; no defined mineral reserves with no mineral properties in production or under development; speculative nature of mineral exploration and development; risk of global outbreaks and contagious diseases; risk that the proposed spin-out does not occur in a timely fashion (if at all); risks from international operations; risk associated with an emerging and developing market; relationships with, and claims by, local communities and indigenous groups; geopolitical risk; permitting risk; failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business; the Company’s concessions are subject to pressure from artisanal and illegal miners; the inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control; land title risk; surface rights and access risk; fraud and corruption; ethics and business practices; risks related to the tax regime in Ecuador; Solaris may in the future become subject to legal proceedings; Solaris’ mineral assets are located outside Canada and are held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; properties located in remote areas; lack of availability of resources; dependence on highly skilled personnel; competition; significant shareholders; reputational risk; conflicts of interests; uninsurable risks; information systems; public company obligations; internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement; the Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price; the value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares; future sales of common shares by existing shareholders; costs of land reclamation; measures to protect endangered species may adversely affect the Company’s operations; environmental risks and hazards; and changes in climate conditions.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether due to new information, future events or results or otherwise, except as required by applicable law.

Description of Business

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a large-scale resource with expansion and discovery potential at the Warintza Project (“Warintza” or the “Project”) in Ecuador; discovery potential at its Ricardo Project (“Ricardo”) and the grass-roots Tamarugo Project (“Tamarugo”) in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture (“La Verde”) with a subsidiary of Teck Resources Ltd. in Mexico.

Highlights and Activities

The following activities and developments were achieved during the quarter:

●	Reported assay results from a series of holes aimed at growing mineral resources at the Warintza Project. At Warintza East, drilling significantly expanded the dimensions of the deposit with further drilling targeting mineral resource growth to the north, northeast, east and southwest. Warintza East adjoins with Warintza Central and is a target for major mineral resource growth potential where only minimal drilling was included in the mineral resource estimate (“MRE”[1] or “Resource”) at the Warintza Project that was reported in April 2022. In addition, drilling at the recent Warintza Southeast discovery, a distinct, higher-grade porphyry center to the south of Warintza East beyond the limit of the MRE, helped establish the geometry of the upper part of the system, with deeper drilling underway and significant step-outs to the southeast planned.[2]

[1]	The corresponding Technical Report disclosing the MRE has been prepared by Mario E. Rossi, an independent qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, is titled “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, and is available on the Company’s website at www.solarisresrouces.com and on SEDAR under the Company’s profile at www.sedarplus.ca.

[2]	Refer to the Company’s news release titled, “Solaris Reports 105m of 0.60% CuEq and 132m of 0.60% CuEq from Near Surface; Continued Expansion of Warintza East and Warintza Southeast “, dated July 24, 2023.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

●	Reported assay results from the first two reconnaissance drill holes at Patrimonio, a significant new discovery located immediately southwest of Warintza Central, with the northern extent of the target located just outside the shell of the MRE. Observations from drill core suggest the epidote-magnetite (skarn) mineralization was derived from a different and, as yet, unidentified source than the dacite porphyry opening up intriguing potential for the discovery of additional skarn mineralization and/or its intrusive source within the anomaly. Detailed mapping and sampling are underway to further develop the model of the mineral system and particularly to establish vectors for skarn and alteration zonation and prioritize drill locations under construction. The copper mineralization remains open to the northwest, south and west while abutting a weakly mineralized quartz-monzodiorite porphyry to the northeast.[3]

Subsequent to quarter-end:

●	Announced the appointment of a Beijing-based global investment bank, as the Company’s Chinese financial advisor to assist in fielding and evaluating proposals received from parties interested in acquiring all or part of the Warintza Project and other strategic matters.[4]

●	Announced the appointment of Mr. Javier Toro as Chief Operating Officer to lead the advancement of the Warintza Project. Mr. Toro starts with the Company on January 1, 2024. In addition, the Company reported that it is in advanced discussions on an $80 million offtake financing package to fund the Warintza Project through studies and permitting.[5]

OUTLOOK

Exploration activities at the Warintza Project continue to target growth of the MRE, which was based on drilling to the end of November 2021, with drilling subsequent to this cut-off date focused on pursuing the open extensions of near surface, high-grade mineralization at Warintza Central and a major expansion of the drill coverage at Warintza East, which adjoins Warintza Central in a shared pit shell.

In addition, the Company has completed additional field work in support of defining high-impact targets within the Warintza porphyry cluster. This field work identified areas of stronger soil and rock chip sampling with corresponding alteration 1.5 km to the north of the Warintza South discovery, to the north of Warintza West, to the south of Warintza East and to the southwest of Warintza Central. Successful step-out drilling northwest of Warintza Central opened up new potential in the 0.7 km gap in drilling to Warintza West.

Follow-up exploration drilling in two of these target areas resulted in new discoveries at Warintza Southeast, a distinct, higher-grade porphyry center beyond the limit of the MRE to the south of Warintza East and at Patrimonio, a new deposit comprising both porphyry and porphyry-related skarn mineralization southwest of Warintza Central. Continued expansionary drilling is ongoing.

The Company also plans to continue to advance its regional exploration program which has been successful in identifying a number of new outcropping porphyry, skarn and high sulphidation targets for further exploration work.

The Company is in advanced discussions on an $80 million offtake financing package to fund the Warintza Project through studies and permitting. There are a number of conditions to closing the $80 million financing that need to be satisfied, including entering into definitive documentation, and there can be no assurance that the parties will agree on definitive documentation or that the financing will be completed.

Warintza

Warintza is a large-scale porphyry copper-molybdenum-gold project located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza, north of the Mirador copper-gold mine (owned by CRCC-Tongguan) and the Fruta del Norte gold mine (owned by Lundin Gold) and adjacent to the San Carlos-Panantza copper project (owned by CRCC-Tongguan).

[3]	Refer to the Company’s news release titled, “Solaris Reports 96m of 0.59% CuEq From Near Surface within 144m of 0.50% CuEq and 148m of 0.52% CuEq in First Two Reconnaissance Holes at Patrimonio”, dated September 12, 2023.

[4]	Refer to the Company’s news release dated October 3, 2023.

[5]	Refer to the Company’s news release dated November 6, 2023.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

The property includes nine metallic mineral concessions covering 26,777 hectares. Four concessions with an area of 10,000 hectares are permitted for exploration activities including drilling and path construction. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions. Concessions have a term of 25 years and can be renewed for additional periods of 25 years. As at September 30, 2023, the Company has incurred $140 million in exploration expenses at Warintza.

Warintza enjoys the support of its local Shuar Centres of Warints and Yawi with whom the Company shares an Impacts and Benefits Agreement (“IBA”), which was first signed in September 2020 and renewed in March 2022. The IBA provides certainty of community support for the responsible advancement of the Warintza Project from exploration and development through to production and is a major milestone in the Company’s innovative corporate social responsibility (“CSR”) program. This was the first IBA established in Ecuador and set the precedent for industry best practice for inclusive and mutually beneficial resource development in partnership with Indigenous Peoples. The IBA formalizes commitments toward supporting partner communities in their social and cultural practices. It also provides for eliminating or mitigating adverse impacts, employment, contracting and business opportunities supported by a robust program of education, skills and training together with community infrastructure development and financial benefits to maximize community participation and positive outcomes for Indigenous Peoples.

In April 2022, the Company reported the results of the updated MRE for the Warintza deposit, with in-pit Indicated mineral resources of 579 Mt at 0.59% CuEq6 (0.47% Cu, 0.03% Mo, 0.05 g/t Au) and Inferred mineral resources of 887 Mt at 0.47% CuEq6 (0.39% Cu, 0.01% Mo, 0.04 g/t Au), including an ‘Indicative Starter Pit’7 comprised of Indicated mineral resources of 180 Mt at 0.82% CuEq6 (0.67% Cu, 0.03% Mo, 0.07 g/t Au) and Inferred mineral resources of 107 Mt at 0.73% CuEq6 (0.64% Cu, 0.02% Mo, 0.05 g/t Au). The Company also completed metallurgical test work demonstrating high recoveries expected for copper at 90% and molybdenum at 80% based on rougher flotation, cleaner flotation and locked cycle testing, with high-grade concentrates expected free of deleterious elements.

The Warintza Project successfully completed a phase change of the environmental license from initial exploration to advanced exploration following the completion of an Environmental Impact Assessment and community consultation process late 2022. The Company continues to work with the Government of Ecuador on obtaining key permits and licenses for the advancement of the Project.

In December 2022, Solaris and the Government of Ecuador signed an Investment Contract for the Warintza Project which provides for the following protections and incentives for the duration of the title of the Project which extends with renewal to 2066: security of investment, stability of mining law, stability of taxes at a reduced income tax rate of 20% (25% previously), exemption from capital outflow tax (5% previously), exemption from import duties (up to 5% previously), and detailed procedures for dispute resolution and international arbitration protection.

Warintza Drill Program

Warintza Central drilling has returned long intervals of high-grade copper mineralization, with the highest-grade intervals within each hole starting at or near surface, extending to 1km+ depths with grades up to 1.64% CuEq8. An MRE was published in April 2022 based on eighteen months of drilling to the end of November 2021, primarily within the Warintza Central deposit, one of the six major discoveries made on the property to date. The MRE is set within a cluster of copper porphyries where additional discoveries have been made at Warintza West (February 2021), Warintza East (July 2021), Warintza South (January 2022), and most recently Warintza Southeast (May 2023) and Patrimonio (June 2023), each with a similar or larger footprint to Warintza Central.

[6]	Copper-equivalence is calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work.

[7]	The ‘Indicative Starter Pit’ is based on the same assumptions as the Resource except applied a 0.6% CuEq cut-off grade and utilized metal prices of US$1.00/lb Cu, US$7.50/lb Mo, and US$750/oz Au. No economic analysis has been completed by the Company and there is no guarantee an indicative starter pit will be realized or prove to be economic.

[8]	Prior to the updated mineral resource estimate, Solaris defined copper equivalent calculation for reporting purposes only. Copper-equivalence is calculated as: CuEq (%) = Cu (%) + 3.33 × Mo (%) + 0.73 × Au (g/t), utilizing metal prices of US$3.00/lb Cu, US$10.00/lb Mo, and US$1,500/oz Au. No adjustments were made for recovery as the Project is an early-stage exploration project and metallurgical data to allow for estimation of recoveries was not yet available.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

The MRE established baseline credentials for the Project of hosting a robust mineral resource estimate, featuring a high-grade ‘Indicative Starter Pit’7. Since the completion of the updated MRE, ongoing mineral resource growth drilling has successfully expanded the Northeast Extension zone of the ‘Indicative Starter Pit’, increased certainty of targeted volumes at Warintza Central within the MRE envelope, and expanded the Warintza East deposit, where only eight holes were included in the MRE after its discovery. Warintza East adjoins with Warintza Central within a largely undrilled footprint offering major mineral resource growth potential. See the Company’s news releases dated April 18, 2022, May 26, 2022, July 20, 2022, September 7, 2022, December 5, 2022, March 13, 2023, May 2, 2023, June 1, 2023, June 28, 2023 and July 24, 2023.

Warintza West, discovered in February 2021, is located 1km west of and outside the areas contained in the MRE that was reported in April 2022. The initial reconnaissance holes from a centralized platform have outlined a broad zone of porphyry mineralization measuring 1200m x 700m that remains open. Subsequent geochemical sampling has provided vectors toward potential higher-grade mineralization to the north for step-out drilling. See the Company’s news releases dated February 16, 2021, October 13, 2022 and February 13, 2023.

In mid-2021, the Company announced its third major copper discovery at Warintza East, located approximately 1km east of Warintza Central, where the first eight holes were included in the MRE pit shell from the overlapping portion with Warintza Central. Follow-up drill results have significantly expanded the drilled dimensions of the Warintza East footprint to the north, east and south, and represents a major target for potential future mineral resource growth. Most recently, the Company confirmed the discovery of Warintza Southeast, a distinct, higher-grade porphyry center to the south of Warintza East beyond the limit of the MRE offering the potential to add higher-grade mineral resources. See the Company’s news releases dated July 20, 2021, September 27, 2021, October 25, 2021, April 11, 2022, April 18, 2022, November 14, 2022, January 17, 2023, April 3, 2023, May 2, 2023 and July 24, 2023.

In January 2022, first-ever drilling at Warintza South resulted in the fourth major copper discovery, which is an entirely separate porphyry deposit, located approximately 3kms south of the Warintza Central deposit, returning 606m of 0.41% CuEq8 (0.32% Cu, 0.02% Mo, 0.02 g/t Au) of continuous porphyry copper mineralization from near surface. The Company has since completed additional surface sampling and has identified an area of strong soil anomalism approximately 1.5km north of the discovery hole for follow-up drilling. See the Company’s news release dated January 18, 2022.

In May 2023, Warintza Southeast was discovered resulting in the fifth major copper discovery within the Warintza cluster as a distinct, higher-grade porphyry center located to the south of Warintza East, offering further potential to rapidly add mineral resources outside the MRE, with follow-up deeper drilling underway and significant step-outs planned to the southeast. See the Company’s news release dated April 3, 2023, May 2, 2023, June 1, 2023 and July 24, 2023.

In June 2023, first-ever drilling at Patrimonio resulted in the sixth major copper discovery of a significant new porphyry deposit located southwest of Warintza Central and just outside the shell of the MRE. Patrimonio is defined by an elongated north-south molybdenum anomaly measuring 1.5km x 0.5km enveloped by a copper anomaly extending west, with outcropping porphyry displaying pervasive potassic alteration and stockwork veining, located on the western side of an interpreted major north-south fault adjacent to Warintza Central. Observations from drill core suggest the epidote-magnetite (skarn) mineralization was derived from a different and, as yet, unidentified source than the dacite porphyry opening up intriguing potential for the discovery of additional skarn mineralization and/or its intrusive source within the anomaly. Detailed mapping and sampling are underway to further develop the model of this mineral system and particularly to establish vectors for skarn and alteration zonation and prioritize drill locations under construction. The copper mineralization remains open to the northwest, south and west while abutting a weakly mineralized quartz-monzodiorite porphyry to the northeast. See the Company’s news release dated April 11, 2023, June 14, 2023 and September 12, 2023.

In addition, the Company continues to advance its regional exploration program testing newly identified porphyry, skarn and high sulphidation targets in support of drilling. See the Company’s news releases dated April 4, 2022, April 11, 2022, May 26, 2022, July 7, 2022, April 3, 2023 and April 11, 2023.

Summarized drilling results from Warintza Central, Warintza West, Warintza East, Warintza South, Warintza Southeast and Patrimonio are listed on the Company’s website. The Company continues to reorient its drilling fleet to pursue a mineral resource growth strategy via step-out and extensional drilling in 2023 and beyond.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is accessible year-round by paved roads and is strategically located next to key infrastructure with easy access to water, power and rail.

The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd.

The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “La Verde Agreement”). The La Verde Agreement provides that Solaris is the operator of the project. The La Verde Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

Ricardo

Ricardo consists of approximately 16,000 hectares strategically located along the West Fissure fault in Chile approximately 25km south of Codelco’s Chuquicamata Mine, one of the largest copper mines in the world. The West Fissure is highly prospective and hosts numerous other large porphyry copper deposits. The Company owns a 100% interest in Ricardo.

Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 12,300 hectares.

Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property. Solaris is focused on obtaining surface access agreements with local landholders and communities for the purposes of permitting exploration programs at both Capricho and Paco Orco.

Exploration expenses

The following tables summarize exploration expenses by activity and jurisdiction.

For the three months ended September 30, 2023:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$1,890	$–	$–	$174	$2,064
Site preparation, supplies, field and general	1,768	23	31	40	1,862
Drilling and drilling related costs	1,055	–	–	–	1,055
Assay and analysis	31	–	–	–	31
Community relations, environmental and permitting	1,585	–	–	–	1,585
Concession fees	–	30	–	33	63
Studies	–	–	–	–	–
Reclamation provision	78	–	–	–	78
Amortization	255	1	2	5	263
	$6,662	$54	$33	$252	$7,001

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

For the three months ended September 30, 2022:

	Ecuador	Mexico	Chile	Other	Total
Salaries, geological consultants and support, and travel	$3,765	$–	$–	$172	$3,937
Site preparation, supplies, field and general	2,264	18	109	50	2,441
Drilling and drilling related costs	3,016	–	–	–	3,016
Assay and analysis	714	–	–	–	714
Community relations, environmental and permitting	1,457	–	–	63	1,520
Concession fees	–	23	12	1	36
Studies	297	–	–	–	297
Reclamation provision	(13)	–	–	–	(13)
Amortization	202	–	–	2	204
	$11,702	$41	$121	$288	$12,152

For nine months ended September 30, 2023:

	Ecuador	Mexico	Chile	Other	Total
Salaries, geological consultants and support, and travel	$6,124	$–	$–	$465	$6,589
Site preparation, supplies, field and general	5,973	92	123	106	6,294
Drilling and drilling related costs	3,564	–	–	–	3,564
Assay and analysis	421	–	–	–	421
Community relations, environmental and permitting	5,585	–	–	107	5,692
Concession fees	301	58	144	33	536
Studies	41	–	–	–	41
Reclamation provision	250	–	–	–	250
Amortization	674	3	5	15	697
	$22,933	$153	$272	$726	$24,084

For nine months ended September 30, 2022:

	Ecuador	Mexico	Chile	Other	Total
Salaries, geological consultants and support, and travel	$12,160	$–	$16	$539	$12,715
Site preparation, supplies, field and general	7,400	61	221	139	7,821
Drilling and drilling related costs	11,444	–	–	–	11,444
Assay and analysis	2,445	–	–	–	2,445
Community relations, environmental and permitting	3,665	–	–	148	3,813
Concession fees	293	47	69	39	448
Studies	637	–	–	–	637
Reclamation provision	403	–	–	–	403
Amortization	560	2	–	7	569
	$39,007	$110	$306	$872	$40,295

The decrease in exploration expenses to $7,001 and $24,084 for the three and nine months ended September 30, 2023, respectively, from $12,152 and $40,295 for the three and nine months ended September 30, 2022, respectively, was primarily related to the decrease in the drilling activities at Warintza in Ecuador with the completion of the MRE which was reported in April 2022.

Salaries, geological consulting and support, and travel costs were lower in Ecuador for the three and nine months ended September 30, 2023, compared to the same periods in 2022, mainly due to the decrease in geological consultants’ costs in support of drilling activities, as well as less mobilization of supplies, materials and personnel to and within the site.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

The decrease in site preparation, supplies, field and general costs is commensurate with the decrease in drilling activities with less drilling platforms, civil works and site infrastructure, as well as a decrease in supplies and materials consumed at the Warintza Project.

Drilling and drilling-related costs at Warintza, as well as the corresponding assay and analysis costs, decreased for the three and nine months ended September 30, 2023, compared to the same periods in 2022, as the Company conducted a higher volume of drilling activities starting in the third quarter of 2021 and extended to the first quarter of 2022 to provide for the update of the MRE at Warintza Central, which concluded in April 2022.

Community relations, environmental, and permitting costs for the three months ended September 30, 2023 are largely consistent with the same period in 2022, while the same costs increased for the nine months ended September 30, 2023 compared to the same period in 2022 due to the regulatory permitting fees incurred to obtain the advanced exploration environmental license for the Warintza Project in the first quarter of 2023.

Reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza. For the three months ended September 30, 2023, the reclamation provision expensed was higher than for the three months ended September 30, 2022, primarily due to change of estimates from the variation in the discount rates used to determine the present value of the reclamation provision. For the nine months ended September 30, 2023, the reclamation provision expensed was lower than for the nine months ended September 30, 2022, mainly due to a decrease in environmental disturbances, partially offset by an increase in reclamation cost estimates, and the variation in the discount rates used to determine the present value of the reclamation provision.

Loss from Operations

Three Months Ended September 30, 2023 Compared to the Three Months Ended September 30, 2022

The Company incurred exploration expenses of $7,001 for the three months ended September 30, 2023 (September 30, 2022 – $12,152). The decrease is mainly attributable to the continued decrease in exploration and drilling activities at Warintza since the completion of the MRE which was reported in April 2022.

The Company incurred general and administrative expenses of $2,323 for the three months ended September 30, 2023 (September 30, 2022 – $2,048). The increase is mainly due to share-based compensation, a non-cash cost, of $1,298 for the three months ended September 30, 2023 (September 30, 2022 – $910), as new options were granted in the first quarter of 2023.

The change in fair value of derivative resulted in a $nil balance for the three months ended September 30, 2023 compared to a gain of $212 for the three months ended September 30, 2022, a non-cash cost, due to the mark-to-market adjustment on the derivative instrument related to the Company’s obligation to issue shares on exercise of Equinox warrants. As at September 30, 2023, there are no remaining Equinox warrants outstanding as all of the Equinox warrants were exercised by their expiry date on May 7, 2023. As a result, the change in fair value of the derivative in the current period is $nil.

Nine Months Ended September 30, 2023 Compared to the Nine Months Ended September 30, 2022

The Company incurred exploration expenses of $24,084 for the nine months ended September 30, 2023 (September 30, 2022 – $40,295). The decrease is mainly attributable to decreased exploration and drilling activities at Warintza since the completion of the MRE which was reported in April 2022.

The Company incurred general and administration expenses of $7,440 for the nine months ended September 30, 2023 (September 30, 2022 – $6,236). The increase is mainly due to share-based compensation, a non-cash cost, of $4,181 for the nine months ended September 30, 2023 (September 30, 2022 – $2,854), as new options were granted in the first quarter of 2023.

The change in fair value of derivative resulted in a loss of $105 for the nine months ended September 30, 2023 compared to a gain of $1,400 for the nine months ended September 30, 2022, a non-cash cost, due to the mark-to-market adjustment on the derivative instrument related to the Company’s obligation to issue shares on exercise of Equinox warrants. As at September 30, 2023, there are no remaining Equinox warrants outstanding as all of the Equinox warrants were exercised by their expiry date on May 7, 2023.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

Summary of Quarterly Financial Information

The Company’s quarterly financial statements are reported under IFRS Accounting Standards issued by the IASB, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2023 Q3	2023 Q2	2023 Q1	2022 Q4
Exploration expenses	$7,001	$7,682	$9,401	$11,197
General and administration	2,323	2,485	2,632	2,580
Change in fair value of derivatives – loss (gain)	–	–	105	23
Net loss	9,060	9,996	11,978	13,634
Comprehensive loss	9,311	9,616	11,751	13,466
Net loss attributable to Solaris shareholders	9,039	9,973	11,959	13,622
Net loss per share – basic and diluted	$0.06	$0.06	$0.10	$0.11

	2022 Q3	2022 Q2	2022 Q1	2021 Q4
Exploration expenses	$12,152	$13,838	$14,305	$16,142
General and administration	2,048	1,919	2,269	3,058
Change in fair value of derivatives – loss (gain)	(212)	(634)	(554)	730
Net loss	13,889	15,191	16,002	19,275
Comprehensive loss	14,688	15,442	15,796	18,966
Net loss attributable to Solaris shareholders	13,871	15,178	15,986	19,261
Net loss per share – basic and diluted	$0.12	$0.14	$0.15	$0.18

The Company has not generated any income to date other than interest income and the gain on change in fair value of derivatives (a non-cash item). Exploration expenditures were highest among the last eight quarters in the fourth quarter of 2021 to support the drilling activities at the Warintza Project but have since decreased starting in the first quarter of 2022 onwards, given the completion of the mineral resource drilling with the reporting of the MRE in April 2022. The higher general and administrative costs in the fourth quarter of 2021 primarily reflects an increase in share-based compensation, a non-cash cost for stock options granted to employees and directors as well as an increase in salaries and benefits expense as the Company added expanded leadership roles to support the Company’s overall corporate strategy to advance the Warintza Project. The gain or loss recognized from the change in fair value of derivatives, a non-cash item, was attributed to the mark-to-market adjustments on the derivative instrument related to the Company’s obligation to issue shares on exercise of Equinox warrants, which were fully exercised by their expiry date on May 7, 2023.

Liquidity and Capital Resources

	September 30, 2023	December 31, 2022
Cash and cash equivalents	$6,732	$14,770
Prepaids and other	724	490
Accounts payable and accrued liabilities	3,998	8,336
Lease liability – current	127	145
Total current assets	7,456	15,260
Total current liabilities	$4,125	$8,846

Cash used in operating activities during the three and nine months ended September 30, 2023 was $7,918 and $31,005, respectively (September 30, 2022 – $12,098 and $44,726, respectively). The decreased use of cash during the three and nine months ended September 30, 2023, compared to the same periods in 2022, is primarily attributable to the decrease in exploration expenses. Cash used in operating activities was also impacted by the timing of receipts and payments from non-cash working capital items, primarily accounts payable and accrued liabilities.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

Cash inflow from financing activities during the three and nine months ended September 30, 2023 was $107 and $22,797, respectively (September 30, 2022 – $442 and $24,186, respectively) and relates primarily to the proceeds from the exercise of warrants, Equinox warrants and stock options of $nil and $22,334, respectively (September 30, 2022 – $354 and $24,039, respectively).

Cash outflow from investing activities during the three and nine months ended September 30, 2023 was $22 and $317, respectively (September 30, 2022 – $22 and $1,013, respectively). The decrease in cash outflow from investing activities for the nine months ended September 30, 2023, relates primarily to less purchases of equipment and infrastructure at Warintza compared to the nine months ended September 30, 2022, partially offset by a contribution to restricted cash to collateralize guarantees issued to support environmental bonding requirements with respect to the environmental disturbances at Warintza for the approval of the advanced exploration environment license.

The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company has relied on cash received from share issuances to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project.

The condensed consolidated interim financial statements have been prepared in accordance with IFRS Accounting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. As at September 30, 2023, the Company has cash and cash equivalents of $6,732 and based on its current forecast, the Company requires additional financing to fund ongoing operations within the next twelve months.

Management is committed to diligently managing its liquidity and capital resources, including prioritizing spending in the areas of the business with the highest impact, such as advancing the development of the Company’s Warintza Project. Should it be necessary, Management has the ability to relatively quickly curtail cash outflows, including exploration expenditures, and to prudently manage the Company’s liquidity position to conserve cash resources. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests.

The Company expects to continue to raise the necessary funds primarily through the issuance of common shares in support of its business objectives. There can be no guarantees that future equity financing or strategic alternatives will be available on acceptable terms to the Company or at all, and therefore, a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern.

The Company is in advanced discussions on an $80 million offtake financing package to fund the Warintza Project through studies and permitting. There are a number of conditions to closing the $80 million financing that need to be satisfied, including entering into definitive documentation, and there can be no assurance that the parties will agree on definitive documentation or that the financing will be completed.

Commitments and Contingencies

At September 30, 2023, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	3-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$3,998	$–	$–	$–	$3,998
Lease liabilities	127	3	–	–	130
Other long-term liability	–	–	–	124	124
Office rent obligations	337	359	28	–	724
Exploration expenses and other	40	–	–	–	40
	$4,502	$362	$28	$124	$5,016

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

Share Capital Information

As at November 14, 2023, the Company had the following securities issued and outstanding:

●	148,147,930 common shares

●	10,700,854 shares issuable pursuant to exercise of stock options[1]

●	26,085 shares issuable pursuant to redemption of restricted share units

[1]	There are 325,194 Arrangement options outstanding exercisable into 32,522 Solaris shares and 10,668,332 Solaris options outstanding exercisable into 10,668,332 Solaris shares.

Proposed Transactions

Other than the proposed $80 million offtake financing, there are no undisclosed proposed transactions that will materially affect the performance of the Company.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements, other than the Company’s obligation for future rental payments described in “Related Party Transactions”.

Related Party Transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the three and nine months ended September 30, 2023 and 2022 is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Share-based compensation	$942	$711	$3,247	$2,274
Salaries and benefits	171	180	507	520
Professional fees	93	97	279	245
	$1,206	$988	$4,033	$3,039

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Chairman and a major shareholder of the Company. Total amount charged by Augusta for the three and nine months ended September 30, 2023 was $93 and $279, respectively (three and nine months ended September 30, 2022 – $97 and $245, respectively).

Related party arrangement

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on September 30, 2023 was approximately $730 (December 31, 2022 – $1,028), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

The Company was charged for the following with respect to these arrangements in the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Salaries and benefits	$345	$408	$1,700	$1,739
Office and other	96	92	304	315
Filing and regulatory fees	–	–	54	79
Marketing and travel	5	5	15	15
	$446	$505	$2,073	$2,148

At September 30, 2023, amounts in prepaids and other include $28 due from a related party (December 31, 2022 – $45) with respect to this arrangement.

Significant Accounting Policies and Estimates

In preparing the accompanied condensed consolidated interim financial statements in conformity with IFRS Accounting Standards, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the condensed consolidated interim financial statements are the same as those described in the consolidated annual financial statements for the year ended December 31, 2022.

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC (“International Financial Reporting Interpretations Committee”). However, these updates either are not applicable to the Company or are not material to the condensed consolidated interim financial statements.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $7,587 represents the maximum exposure to credit risk.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash.

c)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At September 30, 2023, the Company had not entered into any contracts to manage foreign exchange risk.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

The functional currency of the parent company is Canadian dollars. Therefore, the Company is exposed to currency risk from the assets and liabilities denominated in US dollars. However, the impact on such exposure is not currently material.

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, Chilean pesos, Mexican pesos and Guatemalan quetzals. However, the impact on such exposure is not currently material.

Capital management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity attributable to shareholders of the Company, net of cash and cash equivalents. Capital is summarized in the following table:

	September 30, 2023	December 31, 2022
Equity	$16,687	$20,318
Cash and cash equivalents	(6,732)	(14,770)
	$9,955	$5,548

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

Risks and Uncertainties

The risks related to Solaris’ business and those that are reasonable likely to affect the Company’s financial statements in the future, are described herein and in the Company’s December 31, 2022 annual MD&A dated March 30, 2023, which is filed on SEDAR+ at www.sedarplus.ca.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision the Company’s disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its CEO and CFO, in a timely manner. In addition, the CEO and CFO have designed or caused to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, as well as an evaluation on whether there were changes to its ICFR during most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. The control framework used to design the Company’s ICFR is based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

For the three months ended September 30, 2023, the DC&P have been designed effectively to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the relevant annual filings are prepared and the information required to be disclosed by the Company in its filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. In addition, the ICFR has also been designed effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company are detected on a timely basis. Accordingly, our DC&P and our ICFR are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

Changes in Internal Control Over Financial Reporting

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls in the three months ended September 30, 2023.

Qualified Person

The technical information contained in this document related to the MRE was based upon the technical report titled “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi, FAusIMM,RM-SME, Principal Geostatistician of Geosystems International Inc., who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The remaining technical information contained in this document has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).